

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 6, 2008

Mr. Gary J. Novinskie
InterimChief Executive Officer and President
Daleco Resources Corporation
17 Wilmont Mews, 5th Floor
West Chester, PA 19382

> **Re:** **Daleco Resources Corporation**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
> **Filed February 14, 2008**
> **File No. 000-12214**

Dear Mr. Novinskie:

We have completed our review of your 2007 Form 10-KSB, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief